SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

NEXUS TELOCATION SYSTEMS LTD.
Whose Registered Office is at:
1 Korazin Street
Givatayim, 53583, Israel
Telephone: 972-3- 5723111
Fax: 972-3- 5719698

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
To be held on August 2, 2005

        Notice is hereby given that an Extraordinary Meeting of the Shareholders (the “Meeting”) of Nexus Telocation Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel, on Tuesday, August 2, 2005 at 11:00 a.m. (local time).

        Shareholders of record at the close of business on July 1, 2005 (the “Record Date”) will be entitled to vote at the Meeting or adjournments thereof. A shareholder who wishes to vote at the Meeting by proxy shall deliver a proxy to the offices of the Company no later than 24 hours before the time appointed for the Meeting or any adjournments thereof. A form of proxy is attached for use in voting by proxy in accordance with the foregoing.

Two shareholders who hold or represent together at least 33 (1)/3% of the voting rights of the issued share capital of the Company, present in person or by proxy, shall constitute a quorum for the resolutions. If, within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy shall constitute a quorum.

At the Meeting the shareholders will be asked to approve the following resolution:

TO CONSOLIDATE all of the Company’s issued and un-issued Ordinary Shares, such that every 100 Ordinary Shares, nominal value NIS 0.03 each, shall be consolidated into 1 Ordinary Share, nominal value NIS 3.00 each (the “Consolidation”).

No fractional shares will be issued. We will round up fractional shares to the nearest whole number so that holders of shares who would otherwise receive 0.5 or less fractional share, nominal value NIS 3.00, will not be issued an Ordinary Share, nominal value NIS 3.00. Holders of Ordinary Shares who would otherwise receive 0.6 or more fractional Ordinary Share, nominal value NIS 3.00, will be issued one Ordinary Share, nominal value NIS 3.00, for such fractional interest.

Following the Consolidation, the Company’s authorized share capital will be 24,000,000 New Israeli Shekels (24,000,000 NIS) divided into Eight Million (8,000,000) Ordinary Shares, nominal value NIS 3.00 each.

The Board of Directors believes that the Consolidation shall allow Nexus to once again list its shares for trade on the NASDAQ Smallcap Market instead of having them listed on the Over-The-Counter Bulletin Board, since pursuant to the current NASDAQ SmallCap Market initial listing requirements, in order to be able to list shares for trade on the NASDAQ SmallCap market, the shares must have a minimum bid price of $4.00. On July 1, 2005, the closing price of our ordinary shares as reported by Over-The-Counter Bulletin Board was $0.111 per share. The approval of this proposal will allow the Company to meet the NASDAQ SmallCap Market requirement regarding minimum bid price.

The Consolidation will not change the relative equity and voting interests of our shareholders and will merely result in each shareholder becoming the holder of one (1) ordinary share for each one hundred (100) ordinary shares held by such shareholder prior to the Consolidation.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors of Nexus Telocation Systems Ltd.
Yossi Ben Shalom
Chairman of the Board
Date: July 1, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: July 12, 2005